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Our File No. 1707

 April 1, 2008

VIA EMAIL & EDGAR: delaneyd@sec.gov

Attention: Donald Delaney

United States Securities & Exchange Commission
Division of Corporate Finance
100 F Street. N.E.
Washington, DC
20549-7010

Dear Mr. Delaney

re:

Canarc Resource Corp.  (the "Company")

Form 20F for the Fiscal Year Ended December 31, 2005 / 2006

File Number 000-18860

Thank you for your letter dated February 12, 2008 and our recent conversations.  Further to those discussions, we attach a clean and black lined amended Form 20F/A for December 31, 2005 for your review and comments.  In particular note:

a.

An explanatory note is inserted just prior to the Table of Contents;

b.

See the restated financial information and amended Note 12 disclosure beginning on pages 45 and 121 respectively of the black-lined copy.   The highlighted columns contain revised figures;

c.

The clean copy has been redated to March 31, 2008.

Again, thank you and your co-workers for your patience in these matters.  Please call or email (slockwood@vectorlaw.com) should you have any questions or comments.

Yours very truly,

Vector Corporate Finance Lawyers

Per: “Stewart L. Lockwood”

Cc:

Canarc Resource Corp. (Attn: Philip Yee via email)

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